

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2023

Lu Lv
Chief Financial Officer
Sunlands Technology Group
Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District
Beijing, 100012, the People's Republic of China

> **Re: Sunlands Technology Group**
> **Form 20-F for the Year Ended December 31, 2022**
> **Response dated April 4, 2023**
> **File No. 001-38423**

Dear Lu Lv:

We have reviewed your April 4, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2023 letter.

Form 20-F for the Year Ended December 31, 2022

Item 3. Key Information
Licenses and Approvals, page 7

1.   We note your response to comment 1. Please revise to identify your PRC legal counsel referenced in the filing. Your disclosure also provides that you have received all approvals "explicitly" required. Please clarify in your disclosure whether the company is subject to other approvals not "explicitly" required.

The Group is subject to a variety of laws and other obligations regarding data protection . . . ,
page 29

2.   Based on your response to comment 3, it appears that you did not rely upon an opinion of
counsel with respect to your conclusion that you are compliant with PRC laws and
regulations regarding data security. Please revise your disclosure here to clearly state as
much and explain why such an opinion was not obtained.

Item 16.I.
Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 118

3.   We note your statement that you reviewed your register of members and public filings
made by your shareholders in connection with your required submission under paragraph
(a). Please supplementally describe any additional materials that were reviewed and tell
us whether you relied upon any legal opinions or third party certifications such as
affidavits as the basis for your submission. In your response, please provide a similarly
detailed discussion of the materials reviewed and legal opinions or third party
certifications relied upon in connection with the required disclosures under paragraphs
(b)(2) and (3).

4.   We note that your disclosures pursuant to paragraph (b) are limited to yourself and your
"material operating entities." However, please note that Item 16I(b) requires that you
provide disclosures for yourself and your consolidated foreign operating entities,
including variable interest entities or similar structures. With respect to (b)(2), please
supplementally clarify the jurisdictions in which your consolidated foreign operating
entities are organized or incorporated and confirm, if true, that you have disclosed the
percentage of your shares or the shares of your consolidated operating entities owned by
governmental entities in each foreign jurisdiction in which you have consolidated
operating entities. Alternatively, please provide this information in your supplemental
response. Please also make corresponding representations, if true, with respect to (b)(3),
(4) and (5), or provide this information in your supplemental response.

5.   In order to clarify the scope of your review, please supplementally describe the steps you
have taken to confirm that none of the members of your board or the boards of your
consolidated foreign operating entities are officials of the Chinese Communist Party. For
instance, please tell us how the board members' current or prior memberships on, or
affiliations with, committees of the Chinese Communist Party factored into your
determination. In addition, please tell us whether you have relied upon third party
certifications such as affidavits as the basis for your disclosure.

6.   With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
language that such disclosure is "to our best knowledge." Please supplementally confirm
without qualification, if true, that your articles and the articles of your consolidated
foreign operating entities do not contain wording from any charter of the Chinese
Communist Party.

 Contact Kyle Wiley at (202) 344-5791 or Christopher Dunham at (202) 551-3783 If you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Rucha Pandit at (202) 551-6022 or Taylor Beech at (202) 551-4515 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services

cc: Li He